EXHIBIT 99.31
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[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]



                        PRESS RELEASE - FEBRUARY 18, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION


Vermilion Energy Trust (the "Trust") (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on March 15, 2004 to all unitholders of record on February 27, 2004. The ex-distribution date for this payment is February 25, 2004. This will be the Trust's 13th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. While 70% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.2% interest in Aventura Energy Inc. a Trinidad based operation. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com